Exhibit 99.2

PHOTOAMIGO, INC.
(A Development Stage Company)
BALANCE SHEETS

	April 30, 2011	July 31, 2010
	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$2,905	$3,003
Total current assets	$2,905	$3,003

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$3,249	$-
Notes payable	7,000
Notes payable - stockholders	14,000	-
Accrued compensation	14,400	9,000
Accrued interest	195	-
Advances from officer	226	226
Total current liabilities	39,070	9,226

Commitments and contingencies (Notes 2, 3, 4 and 5)

Stockholders' equity (deficit):
Preferred stock - $0.001 par value, 5,000,000 shares authorized:
No shares issued or outstanding	-	-
Common stock - $0.001 par value, 100,000,000 shares authorized:
3,012,000 and 3,012,000 shares issued and outstanding, respectively	3,012	3,012
Additional paid-in capital	138,488	138,488
(Deficit) accumulated during the development stage	(177,665)	(147,723)
Total stockholders' equity (deficit)	(36,165)	(6,223)

Total liabilities and stockholders' equity (deficit)	$2,905	$3,003

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the three months ended April 30, 2011 and 2010
 (unaudited)

	Three Months	Three Months
	ended	ended
	April 30,2011	April 30,2010

Revenues	$-	$-

Expenses:
Website development	236	174
Employee compensation	1,800	1,800
Sales and marketing	-	281
Legal and accounting fees	7,838	2,484
Investor relations	2,313
Other general and administrative	1,258	250
Total expenses	13,445	4,989

Operating (loss)	(13,445)	(4,989)

Other income (expense):
Interest expense	(159)	-
Interest income	-	3
Total other income (expense)	(159)	3

Net (loss)	$(13,604)	$(4,986)

Net (loss) per common share:
Basic and Diluted	$(0.00)	$(0.00)

Weighted average shares outstanding:
Basic and Diluted	3,012,000	2,989,565

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the nine months ended April 30, 2011 and 2010
and for the period from inception (April 2 2008) to April 30, 2011
(unaudited)

	Nine Months	Nine Months	From Inception
	ended	ended	(April 2, 2008) to
	April 30, 2011	April 30, 2010	April 30, 2011

Revenues	$-	$-	$-

Expenses:
Website development	749	1,986	19,763
Employee compensation	5,400	5,400	22,200
Sales and marketing	-	281	3,162
Legal and accounting fees	19,994	12,159	44,070
Investor relations	2,313	-	23,478
Other general and administrative	1,292	540	5,625
Impairment	-	-	59,400
Total expenses	29,748	20,366	177,698

Operating (loss)	(29,748)	(20,366)	(177,698)

Other income (expense):
Interest expense	(194)	-	(194)
Interest income	-	14	227
Total other income (expense)	(194)	14	33

Net (loss)	$(29,942)	$(20,352)	$(177,665)

Net (loss) per common share:
Basic and Diluted	$(0.01)	$(0.01)

Weighted average shares outstanding:
Basic and Diluted	3,012,000	3,012,000

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
 for the period from inception (April 2, 2008) to April 30, 2011
 (unaudited)

	Common Stock		Additional Paid - in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Capital	(Deficit)	(Deficit)

Balance at Inception, April 2, 2008	-	$-	$-	$-	$-

Shares issued in exchange for assets, April 2, 2008	2,100,000	2,100	57,000	-	59,100

Shares issued for cash at
$0.094 per share, April 2, 2008	500,000	500	46,500	-	47,000

Shares issued for cash and services at
$0.094 per share, April 2, 2008	250,000	250	23,250	-	23,500

Shares issued for cash at
$0.0833 per share, April 28, 2008	138,000	138	11,362	-	11,500

Net (loss)	-	-	-	(86,542)	(86,542)

Balance, July 31, 2008	2,988,000	2,988	138,112	(86,542)	54,558

Net (loss)	-	-	-	(36,247)	(36,247)

Balance, July 31, 2009	2,988,000	2,988	138,112	(122,789)	18,311

Shares issued for cash at	24,000	24	376	-	400
$0.0166 per share, January 25, 2010			.

Net (loss)	-	-	-	(24,934)	(24,934)

Balance, July 31, 2010	3,012,000	3,012	138,488	(147,723)	(6,223)

Net (loss)	-	-	-	(29,942)	(29,942)

Balance, April 30, 2011	3,012,000	$3,012	$138,488	$(177,665)	$(36,165)

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the nine months ended April 30, 2011 and 2010
and for the period from inception (April 2, 2008) to April 30, 2011
 (unaudited)

	Nine Months	Nine Months	From Inception
	ended	ended	(April 2, 2008) to
	April 30, 2011	April 30, 2010	April 30, 2011
Cash flows from operating activities:
Net (loss)	$(29,942)	$(20,352)	$(177,665)
Adjustments to reconcile net (loss) to net cash
used by operating activities:
Impairment	-	-	59,400
Stock issued for services	-	-	20,500
Changes in operating assets and liabilities:
Increase/(decrease) in accounts payable	3,250	2,184	3,250
Increase in accrued compensation	5,400	5,400	14,400
Increase/(decrease) in advances from officer	-	100	226
Increase/(decrease) in other current liabilities	194	-	194
Total adjustments	8,844	7,684	97,970

Net cash (used in) operating activities	(21,098)	(12,668)	(79,695)

Cash flows from investing activities:
Purchase of website assets	-	-	(300)
Net cash (used in) investing activities	-	-	(300)

Cash flows from financing activities:
Proceeds from notes payable	7,000		7,000
Proceeds from notes payable - stockholders	14,000	-	14,000
Cash proceeds from sale of stock	-	400	61,900
Net cash provided by financing activities	21,000	400	82,900

Net increase (decrease) in cash and equivalents	(98)	(12,268)	2,905

Cash and equivalents at beginning of period	3,003	20,370	-

Cash and equivalents at end of period	$2,905	$8,102	$2,905

Supplemental Cash Flow Information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash investing and financing activities:
Shares issued in exchange for website domain names,
membership base and software	$-	$-	$59,100

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
April 30, 2011 and 2010
(unaudited)

1.     Summary of Significant Accounting Policies

Interim Financial Information:    The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) as promulgated in Item 210 of Regulation S-X.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such SEC rules and regulations.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position as of April 30, 2011, results of operations for the three and nine months ended April 30, 2011 and 2010, and cash flows for the nine months ended April 30, 2011 and 2010, as applicable, have been made.  The results for these interim periods are not necessarily indicative of the results for the entire year.  The accompanying financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s Form 10-K.

Organization:    PhotoAmigo, Inc. (the Company or PhotoAmigo) was organized under the laws of the State of Nevada on April 2, 2008.  The Company has been in the development stage since its formation and has not yet realized revenues from its planned operations.  It plans to develop photographic sharing and networking through its website PhotoAmigo.com.  The Company has chosen July 31 as its fiscal year-end.

Development Stage Company:    Based on the Company’s business plan, it is a development stage company since planned principal operations have not yet commenced.  Accordingly, the financial statements are presented in conformity with US GAAP that applies to development stage enterprises.  In addition to all the requirements applicable to an established enterprise, as a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from its inception date to the current balance sheet date.

Use of Estimates:    The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities, the identification and disclosure of impaired assets and contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:     PhotoAmigo recently commenced operations, is in its development stage, and has not yet generated any significant revenues from operations.  Revenues are expected to be derived principally from subscriptions to our website.

PhotoAmigo will recognize revenue in accordance with the Accounting Standards Codification guidance for, “Revenue Recognition”. In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the amount is reasonably assured.  Certain insignificant amounts collected during the development, testing, and implementation phases are recorded as a recovery of development expense.

Deferred revenue will be recorded when amounts are received from customers for future subscriptions.  The deferred amounts will be subsequently recognized as income each month based on the pro-rata portion of the prepaid subscription that has been fulfilled.

Concentration of Credit Risk:     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. On April 30, 2011, the Company did not have a concentration of credit risk since it had no temporary cash investments in bank accounts in excess of the FDIC insured amounts.

Stock-based Compensation:     PhotoAmigo plans to account for stock-based compensation in accordance with the ASC guidance for “Stock Compensation,” requiring the Company to record compensation costs determined in accordance with the fair value based method prescribed in the guidance.  PhotoAmigo has no stock compensation plan and has not made any grants since inception, and, accordingly, has not recognized any stock-based compensation expense.

Per Share Amounts:     Basic earnings per share includes no dilution and is computed by dividing net income (or loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, assuming the issuance of an equivalent number of common shares pursuant to options, warrants, or convertible debt arrangements.  Diluted earnings per share is not shown for periods in which the Company incurs a loss because it would be anti-dilutive.  Similarly, potential common stock equivalents are not included in the calculation if the effect would be anti-dilutive.

Recent Accounting Pronouncements:     The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (“FASB”), the SEC, and the Emerging Issues Task Force (“EITF”), to determine the impact of new pronouncements on US GAAP and the impact on the Company.

During the current fiscal year, various accounting standards updates were issued. Most of the updates represented technical corrections to the accounting literature or were applicable only to specific industries, and none of these additional recent updates are expected to have a material impact on the Company’s financial position, operations, or cash flows.

2.     Going Concern

The accompanying financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business.  However, PhotoAmigo’s operations are in the development stage and it has incurred losses since inception, resulting in an accumulated deficit of $177,665 as of April 30, 2011.  These conditions raise substantial doubt about the ability of PhotoAmigo to continue as a going concern.

In view of these matters, continuation as a going concern is dependent upon several factors, including the availability of debt or equity funding upon terms and conditions acceptable to PhotoAmigo, and ultimately achieving profitable operations.  Management believes that PhotoAmigo’s business plan provides it with an opportunity to continue as a going concern.  However, management cannot provide assurance that PhotoAmigo will meet its objectives and be able to continue in operation.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of PhotoAmigo to continue as a going concern.

3.     Notes Payable - Stockholders

Thru March 23, 2011, the Company received proceeds of $14,000 from notes payable to two stockholders.  The notes are uncollateralized, bear interest at an annual rate of 4%, and are due on demand.  The Company accrued interest expense of $194 on the notes payable during the nine months ended April 30, 2011.

4.     Related Party Transactions

From time to time, PhotoAmigo receives funds from its sole executive officer to cover temporary working capital requirements.  As of April 30, 2011, the outstanding balance of advances from officer was $226.

PhotoAmigo accrues consulting fees of $600 per month to its sole executive officer as compensation for his services.  To conserve cash, the Company ceased payment of the monthly fee and, as of April 30, 2011, amounts accrued and unpaid were $14,400.

Office space is provided to PhotoAmigo at no additional cost by the sole executive officer.  No provision for these costs has been included in these financial statements as the amounts are not material.

5.     Income Taxes

PhotoAmigo’s deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

Period Ending	Estimated NOL carry-forward	NOL expires	Estimated tax benefit from NOL	Valuation allowance	Change in valuation allowance	Net tax asset

July 31, 2008	$86,500	2028	$ 17,300	$ (17,300)	$ (17,300)	$ -
July 31, 2009	$36,200	2029	$ 7,200	$ (7,200)	$ (7,200)	$ -
July 31, 2010	$25,000	2030	$ 5,000	$ (5,000)	$ (5,000)	$ -
April 30, 2011	$30,000	2031	$6,0000	$ (6,000)	$ (6,000)	$ -

Income taxes at the statutory rate are reconciled to reported income tax expense (benefit) as follows:

	2010	2009
Income tax benefit at statutory rate	(20%)	(20%)
Deferred income tax valuation allowance	20%	20%
Reported tax rate	0%	0%

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset.  There are limitations on the utilization of net operating loss carryforwards, including a requirement that losses be offset against future taxable income, if any.  In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes.  Accordingly, a valuation allowance has been established for the entire deferred tax asset.